Exhibit 8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entities of 9F Inc.

Significant Subsidiaries	Place of Incorporation
Capital Nine Holdings Limited	British Virgin Islands
Peaking Power Global Limited	British Virgin Islands
Moore Digital Technology Information Service Limited	Hong Kong
Beijing Shuzhi Lianyin Technology Co., Ltd.	People’s Republic of China
Zhuhai Hengqin Liangzhi Technology Co., Ltd.	People’s Republic of China

Significant Subsidiaries held by Variable Interest Entities	Place of Incorporation
Beijing Jiufu Puhui Information Technology Co., Ltd.	People’s Republic of China
Xinjiang Teyi Shuke Information Technology Co., Ltd.	People’s Republic of China
Beijing Lirongxing Business & Technology Co., Ltd.	People’s Republic of China
Beijing Yilianshu Cloud Technology Co., Ltd.	People’s Republic of China
Guangxi Onecard AI Technology Co., Ltd.	People’s Republic of China